Greensfelder, Hemker & Gale, P.C. 10 South Broadway Suite 2000 St. Louis, MO 63102	12 Wolf Creek Drive Suite 100 Belleville (Swansea), IL 62226

T: 314-241-9090 F: 314-241-8624 www.greensfelder.com

PHILLIP R. STANTON DIRECT DIAL (314) 345-4738 MAIN FAX (314) 241-8624 E-MAIL PRS@GREENSFELDER.COM

November 12, 2008

Mr. William C-L Friar
Mail Stop 4561
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Enterprise Financial Services Corp
Preliminary Proxy on Schedule 14A
Filed October 29, 2008
File No. 001-15373

Dear Mr. Friar,

     On behalf of our client, Enterprise Financial Services Corp (“EFSC”) and in response to your letter of November 7, 2008 (the “SEC Comment Letter”) to Peter F. Benoist, President and Chief Executive Officer of EFSC, set forth below are responses to your comments. We have restated each of your comments in this letter and include the corresponding response on behalf of EFSC.

SEC Comment:

1.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.

Response:

     We have addressed this comment by adding the following disclosure in a new Q&A under Proposal One entitled, “Why is the amendment to the Certificate of Incorporation of the Company necessary?”:

“First, the Company has submitted an application to the United States Department of the Treasury to participate in the recently announced Capital Purchase Program offered under the Emergency Economic Stabilization Act 2008. The Company’s application is currently under review by the Treasury.”

Mr. William C-L Friar
November 12, 2008

SEC Comment:

2.

Please describe the material terms of your participation in the Capital Purchase Program. Describe the material terms of the securities and warrants you will issue to the Treasury Department. Within the section that describes the warrants, please disclose the current market price of the Company’s common stock or the 20 day average price.

Response:

     We have addressed this comment by adding a description of the material terms of the Capital Purchase Program under a new Q&A in Proposal One entitled, “What are the material terms of the Company’s participation in the Capital Purchase Program?”. The requested disclosure concerning the warrants is set forth in a separate paragraph within this Q&A and the pricing information will be finalized when EFSC files the definitive Proxy Statement.

SEC Comment:

3.	Please disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.

Response:

     We have addressed this comment in a new Q&A under Proposal One entitled, “What plans does the Company have for the Raise by the sale of the preferred stock to the Treasury?”.

SEC Comment:

4.	Please discuss how your participation in a Capital Purchase Program may:

	a.	impact the holders of any outstanding senior classes of your securities;

	b.	impact the rights of your existing common shareholders;

	c.	dilute the interest of your existing common shareholders;

	d.	require you to expand your board of directors to accommodate Treasury Department appointments to it;

	e.	require you to register resale securities you have issued to the Treasury Department; and

	f.	impact how you operate your Company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Mr. William C-L Friar
November 12, 2008

Response:

     EFSC has no authorized or issued shares of senior securities, so item (a) is inapplicable. EFSC has incorporated financial information by reference, so, as we discussed today, no disclosure regarding senior securities is necessary. We have addressed each of the other comments in the above item 4 by adding a new Q&A in Proposal One entitled, “How will participation in the Capital Purchase Program affect the Company and its stockholders?”.

Comment:

5.

Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Response:

     We have addressed this comment in the second sentence in the first paragraph in the Q&A entitled, “What are the material terms of the Company’s participation in the Capital Purchase Program?”.

Comment:

6.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Response:

     We have addressed this comment in a new Q&A under Proposal One entitled, “What will the consequences be if Proposal One is not approved and/or the Company cannot participate in the Capital Purchase Program?”.

Comment:

7.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response:

     We have addressed this comment in a separate paragraph of the Q&A under Proposal One entitled, “How will participation in the Capital Purchase Program affect the Company and its stockholders?”.

Mr. William C-L Friar
November 12, 2008

     Also pursuant to your request, we are forwarding herewith an acknowledgement of EFSC by Peter F. Benoist, its President and Chief Executive Officer, as to the matters requested in your letter.

     Please direct any comments you have regarding this filing to the undersigned at the phone number, email address, or fax number indicated above.

Very truly yours,

GREENSFELDER, HEMKER & GALE, P.C.

By
Phillip R. Stanton

PRS/kka
Enclosure

cc:	Frank Sanfilippo Peter Benoist

Enterprise Financial Services Corp
150 North Meramec Avenue, Suite 300
Clayton, MO 63105

November 12, 2008

Mr. William C-L Friar
Mail Stop 4561
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	Enterprise Financial Services Corp
Preliminary Proxy on Schedule 14A
Filed October 29, 2008
File No. 001-15373

Dear Mr. Friar,

      As requested in your letter dated November 7, 2008 relating to the above filing, the undersigned hereby acknowledges on behalf of Enterprise Financial Services Corp (the “Company”) that:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  the staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Very truly yours,

/s/ Frank H. Sanfilippo Frank H. Sanfilippo Chief Financial Officer